Exhibit (A)(5)(B)

CHESAPEAKE ENERGY CORPORATION COMMENCES TENDER OFFER TO

ACQUIRE BRONCO DRILLING COMPANY, INC.

OKLAHOMA CITY, OKLAHOMA, APRIL 26, 2011 — Chesapeake Energy Corporation (NYSE:CHK) announced today that it, through a new wholly owned subsidiary, Nomac Acquisition, Inc., is commencing a cash tender offer to purchase all outstanding shares of common stock of Bronco Drilling Company, Inc. (NASDAQ: BRNC). On April 15, 2011, the companies previously announced a definitive agreement whereby Chesapeake would acquire Bronco in a cash tender offer and subsequent merger for approximately $315 million, including debt, net working capital and outstanding warrants.

Upon the successful closing of the tender offer, Bronco stockholders will receive $11.00 in cash for each share of Bronco common stock tendered in the offer, without interest and less any required withholding taxes. If more than 50 percent of the shares of Bronco common stock on a fully diluted basis (but less than all of the outstanding shares of Bronco common stock) are tendered, and all other closing conditions are satisfied, any remaining shares not tendered will be converted into the right to receive the same consideration in cash in connection with a merger of Nomac Acquisition into Bronco. Following the transaction, Bronco will be an indirect wholly owned subsidiary of Chesapeake.

Today Chesapeake will file with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO that provides the terms of the tender offer, and Bronco will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Bronco’s board of directors that Bronco stockholders accept the tender offer and tender their shares in the offer. As previously disclosed, the board of directors of each of Bronco and Chesapeake has unanimously approved the transaction.

The tender offer will expire at Midnight, New York City time, on May 23, 2011 unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned upon the valid tender of a majority of the outstanding shares of Bronco common stock on a fully diluted basis. As previously disclosed, stockholders holding shares representing approximately 32% of Bronco’s outstanding common stock have agreed, among other things, to tender all of their shares in the tender offer. In addition, Bronco’s directors and executive officers, who beneficially own in the aggregate approximately 1.7% of the outstanding shares of Bronco common stock (excluding unvested restricted shares), have indicated that they intend to tender their shares in the tender offer.

The closing of the transaction is conditioned upon expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and related Letter of Transmittal that are being sent to holders of Bronco common stock. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the information agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

Commercial Law Group, P.C. and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to Chesapeake.

About Chesapeake:

Chesapeake Energy Corporation is the second-largest producer of natural gas and the most active driller of new wells in the U.S. Headquartered in Oklahoma City, Chesapeake’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford, Granite Wash, Cleveland, Tonkawa, Mississippian, Wolfcamp, Bone Spring, Avalon and Niobrara unconventional liquids plays. Chesapeake has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets. Further information is available at www.chk.com where Chesapeake routinely posts announcements, updates, events, investor information and presentations and all recent press releases.

Important Information:

The tender offer described in this press release will commence today. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Chesapeake has filed a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Bronco stockholders. Bronco will file with the SEC, and will mail to Bronco stockholders, a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND BRONCO STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Bronco at no expense to them. These documents will also be available at no charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from the Information Agent by contacting the MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016, or by calling (212) 929-5500 (collect) or (800) 322-2885 (toll-free). In addition, investors and Bronco shareholders will be able to obtain a free copy of these documents (when they become available) from Bronco by contacting Bronco Drilling Company, Inc. at 16217 N. May Ave., Edmond, OK 73013, attention: Investor Relations.

Forward Looking Statements:

This news release contains, among other things, certain statements of a forward-looking nature. Such statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; (2) successful completion of the proposed transaction on a timely basis; (3) the impact of regulatory reviews on the proposed transaction; (4) the outcome of any legal proceedings that may be instituted against one or both of Chesapeake and Bronco and others following the announcement of the definitive agreement; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and (6) other factors described in Chesapeake’s and Bronco’s filings with the SEC, including their respective reports on Forms 10-K, 10-Q, and 8-K.

Many of the factors that will determine the outcome of the subject matter of this communication are beyond either Chesapeake’s or Bronco’s ability to control or predict. Except to the extent required by applicable law, neither Chesapeake nor Bronco undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

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